J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
100 F Street, NE
Mailstop: Room 3628
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 31 May 2006





Dear Sirs

Preliminary Results for the 52 weeks ended 25 March 2006

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 17 May 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

Preliminary Results for the 52 weeks ended 25 March 2006

Recovery on Track

Making Sainsbury's Great Again: Highlights

- 16 million customer transactions each week - an increase of 1.5 million over last year
- Five quarters of consecutive like-for-like sales and market share growth
- Significant improvement in the offer: price, range, quality, product availability and service
- Refinancing provides stable and efficient long-term funding platform
- Pension scheme deficit being addressed and steps taken to reduce long-term liability
- IT functions successfully migrated back to Sainsbury's
- Highest ever colleague bonus to be paid in June 2006: 117,000 colleagues share £52 million

Financial Summary presented under IFRS

- Underlying profit before tax from continuing operations (1) of £267 million (2004/05: £238 million)
- One off charges for the year total £152 million (2004/05: £497 million)
- Profit before tax from continuing operations of £104 million (2004/05: loss of £238 million)
- Underlying basic earnings per share (2) from continuing operations: 10.5 pence (2004/05: 8.3 pence)
- Basic earnings per share from continuing operations of 3.8 pence (2004/05: loss of 17.4 pence)
- Proposed final dividend of 5.85 pence per share (2004/05: 5.65 pence), making full year dividend of 8.00 pence (2004/05: 7.80 pence)
- Strong cash flow with underlying net debt (3) reduced by £77 million after funding £110 million additional pension contribution and unwinding of last year's positive Easter effect

Sainsbury's Supermarkets

- Total sales (inc VAT) up 5.7 per cent to £16,987 million
- Sales growth of £722 million is a solid start towards £2.5 billion target (ex petrol and Bank)
- Like-for-like sales (inc VAT) excluding petrol up by 3.7 per cent (Easter adjusted) (5)
- Underlying operating profit (4) of £352 million up 14.3 per cent
- Operational gearing starting to be delivered
- Sainsbury's heritage and brand values provide position of strength on issues of increasing importance to customers such as health and the environment

Sainsbury's Bank

- Underlying operating loss (4) of £10 million (2004/05 restated: profit of £17 million)
- Continued growth in customer accounts – up 8 per cent to 2.5 million
- New CEO appointed and clear recovery plans underway

Philip Hampton, chairman, said: "This has been a strong year of recovery for Sainsbury's with a continued focus on the implementation of the plans outlined in October 2004. During the year we have strengthened the Board. Darren Shapland joined the executive team as chief financial officer in August 2005, John McAdam was appointed senior independent director in July 2005 and earlier this month we welcomed Anna Ford as a non-executive director. We are proposing a final dividend of 5.85 pence per share which is an increase of 3.5 per cent. This will take the full year dividend to 8.00 pence per share, an increase of 2.6 per cent compared to last year, covered 1.3 times by earnings. It is the Board's intention to restore dividend cover to at least 1.5 times. The Board does not wish to see the dividend eroded in real terms and the increase broadly equals inflation in the year.

"In March 2006 we completed a major refinancing, improving our long-term funding profile and providing a flexible financing platform for the future as well as underpinning the Making Sainsbury's Great Again plan. The refinancing has provided us with cost effective long-term finance by unlocking value from our property portfolio. It reduces annual interest costs and enables us to contribute £350 million into our pension schemes."

million and like-for-like sales were up 3.7 per cent. Excluding petrol and the Bank, we delivered sales growth of £722 million, representing a solid start towards our goal to grow sales by £2.5 billion as part of the Making Sainsbury's Great Again plan. At the end of the financial year we delivered our fifth consecutive quarter of like-for-like sales growth. This demonstrates a real step forward in our recovery as customers notice and experience the many improvements we have been making to our offer.

"Our sales for the year were ahead of our plans. As a result operational gearing in Sainsbury's Supermarkets is starting to be delivered although this performance has, in part, had to support the more difficult trading at the Bank. The sales performance endorses our belief in the Sainsbury's brand and shows that we are now delivering a better and more consistent offer. Our growth has beaten the market and as a result our market share has increased. As the year ended we were serving over 16 million customers each week, 1.5 million more than at the start of the year. In a highly competitive industry this is the result of better quality products, lower prices, improved product availability and service and our commitment to continually improve the shopping experience for our customers. However, it is early days in our recovery. We still have much to do to drive further improvements but our focus remains on putting the customer at the heart of all decision-making."

Notes:

1. **Underlying profit before tax from continuing operations**: Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In the current financial year, these one off items were the Business Review costs, IT insourcing costs and debt restructuring costs. In the prior financial year, these one off items were the Business Review and Transformation costs.
2. **Underlying basic earnings per share**: Profit after tax from continuing operations attributable to equity holders before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the year, excluding those held by the ESOP Trusts, which are treated as cancelled.
3. **Underlying net debt**: Net debt before IAS 32 and IAS 39 adjustments.
4. **Underlying operating profit/(loss):** Underlying profit before tax from continuing operations before finance income and finance costs.
5. **Easter adjustment:** Like-for-like sales are impacted by the timing of the Good Friday trading week (none in 2005/06 and two in 2004/05).
6. Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.
7. Sainsbury's will announce its first quarter trading statement on 21 June 2006.
8. We will be holding a presentation for analysts and investors at **9:45 am (BST) on 17 May 2006**.

   To view the slides of the Results Presentation and the Webcast:
   We recommend that you register for this event in advance, to do so, please visit www.j-sainsbury.co.uk and follow the on-screen instructions. To participate in the live event, please go to the website from 9.30 am (BST) on the day of the announcement, and further instructions will be on the website. The archive of this event will be available from 16:00 (BST) on the day in the form of a delayed webcast.

   To listen to the Results Presentation:
   To participate, dial +44 (0) 20 7365 1828 at least ten minutes prior to the start of the presentation. You will be asked to give your name and company details. You will then be placed on hold and will hear music until the presentation starts.

   An archive of this event will be available from 12.30 BST on +44 (0) 20 7806 1970, pin number 7549988 until midnight BST on Friday 19 May 2006.

   To view the transcript of the presentation:
   Go to www.j-sainsbury.co.uk from Friday 19 May 2006.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

Operating Review

Sainsbury's focus on food

Sainsbury's growth in food has out-paced the market over the past year reflecting the company's differentiated stance of being the key scale player concentrating on food. Great food at fair prices is the foundation of the offer and the target to grow core grocery sales by £1.4 billion is dependent upon achieving the right balance of price and quality. Considerable investment has been made during the year. There was grocery deflation of 1.5 per cent, and 8,500 price reductions. 'Price-checked' products which are at the same or lower price than those of competitors, offers and promotions, and other price reductions are highlighted under the 'Ways to Save' logo which was launched in August 2005 and has given greater prominence in store to Sainsbury's competitive position. Remaining price competitive is central to Sainsbury's universal appeal.

Customers acknowledge the investment in price but also value Sainsbury's emphasis on better quality food and the focus on fresh and seasonal products. It is important that quality and integrity standards are not only maintained but also further improved. The company continues to be recognised for its innovation with numerous awards for both excellence in retailing and product quality. At the industry's leading retail Quality Food and Drink Awards in December 2005, 30 Sainsbury's products were short-listed, the largest number of any retailer, and Sainsbury's had all four nominations in the fresh produce category. Sainsbury's won nine category awards and the company's Living Salad, a tray of four different salad leaves which customers pick straight from the living plant, took the overall coveted Gold Award, the third year running that Sainsbury's has won the prestigious award.

Product quality has been an inherent part of the Sainsbury's brand for over 100 years. In June 2006 the company is providing a traditional British picnic tea for the special 'Children's Party at The Palace' being held at Buckingham Palace on 25 June as part of the Queen's 80th birthday events. A total of 2,000 children and 1,000 adults have been invited from throughout the UK to celebrate Her Majesty's birthday and British children's literature.

Over the past year Sainsbury's product quality and innovation team has been considerably strengthened to further develop the company's lead in these areas. New training and development initiatives have seen colleagues undertake food 'master classes', and a year long cookery course is underway for product technologists and developers. In addition the company's team of food advisors, who work closely with schools, GP surgeries and local communities on a wide range of food and health issues, attend a workshop with Jamie Oliver four times a year. Nutrition training is also provided for store colleagues.

Sainsbury's has set standards for both product ingredients and nutritional content. Clear standards have been developed for all sub-brand ranges to make sure that Sainsbury's products continue to maintain their lead over those offered by competitors. A new IT system ensures that all standards are adhered to and significant enhancement has been made to the team of inspectors located in the company's depots. The inspectors check the quality of products being delivered before they are accepted into the Sainsbury's supply chain. This is particularly relevant for fresh product areas, a key driver of customer satisfaction. Customers now give us their highest rating for healthy, fresh and tasty food since the company embarked on the Making Sainsbury's Great Again programme.

Sainsbury's is committed to providing customers with fresh and tasty food and during the year many new products and ranges have been further improved and introduced. In September 2005 around 300 organic products were re-launched under the brand 'Sainsbury's SO organic' which has stringent organic standards. Our larger stores carry the full range of over 700 Sainsbury's and branded products and sales are up 20 per cent with good performances in fresh food areas which are particularly valued by Sainsbury's customers.

The ongoing development of around 500 'Basics' products has also been an important part in addressing Sainsbury's universal appeal and is the company's fastest growing sub-brand. The range covers everyday products from bananas to chocolate but also more exotic lines such as mangoes. The range has generated incremental sales and research shows that around 50 per cent of customers buy from both ends of Sainsbury's food range – both 'Basics' and 'Taste the Difference'.

New brand standards have been applied to 'Taste the Difference' products during the year. Ingredients used in the range of around 900 products now include only UK sourced meat except where the product is authentically produced in another country (e.g. Parma ham) and free-range eggs. All hydrogenated vegetable oils have been removed, a process that is being replicated across all Sainsbury's products and which will be completed by January 2007.

In January 2006 the company re-launched the 'Be Good to Yourself' (BGtY) range with an investment of around £10 million. The range was updated from a 'diet' brand to a more holistic health brand providing customers with the choice of low fat diet products as well as healthier options and 'plus' meals which include products which are fortified with added ingredients such as prebiotics, probiotics and Omega 3. BGtY comprises nearly 500 products, of which 100 were new and 30 were first to market such as white, wholemeal and brown bread which have higher fibre and 15 per cent less salt. These replaced the company's previous standard products and as such is a good example of Sainsbury's investment in the opportunity to make healthier choices widely available to all customers. The range is one of many developments which have driven customers to rate Sainsbury's approach to healthy eating above that of all other competitors.

In February 2006, a new 'Kids' range was introduced. Sainsbury's became the first retailer to provide Guideline Daily Amounts (GDAs) for children aged 5-10 years on packaging following extensive research from the Institute of Grocery Distribution (IGD). This showed customers would actively welcome help in making healthy food choices for children and reflected the reality that many parents want their children to eat the same meals as they do. GDAs for children are now being rolled out across other product ranges.

Every product category has now been reviewed. This involves the re-ranging and simplification of ranges to ensure the best choice of products is in place and displayed appropriately in-store. This has helped drive Sainsbury's strong like-for-like sales performance. The process will now begin again and be undertaken on a rolling basis to ensure that customers needs are constantly addressed.

Close to 3,000 products are new or have been improved by Sainsbury's in the last year. Sainsbury's also sells over £6 billion of British food every year and stocks over 3,500 locally produced products. A new scheme called 'Supply Something New' is being launched at the end of May 2006 and has been designed to give local suppliers access to a wider market through Sainsbury's stores. Senior managers from Sainsbury's will meet new suppliers across the country in a search for high quality, innovative, locally produced food for customers to enjoy.

Complementary non-food

A target of £700 million of sales growth from non-food product ranges was outlined in October 2004. Complementary non-food ranges currently account for around 10 per cent of Sainsbury's sales and saw an eight per cent growth in sales during the 2005/06 financial year which was ahead of the market. Sainsbury's concentrates on products customers now reasonably expect to find in a supermarket. The focus during has been to make space already dedicated to these products work harder. During the year, 41 pharmacies were opened bringing the total to 169. Core ranges such as cards, wrapping paper, music and DVDs have been revamped and big product launches have been well supported. During the year Sainsbury's opened offices in Poland and Hong Kong to liaise more directly with suppliers and it is expected that this will provide benefits across several product categories although the initial focus is on non-food.

In around 20 locations new products, fixtures and layouts have been trialled and demonstrated that we can achieve the required sales densities. As planned, more non-food space will be introduced as stores are extended and reformatted during the 2006/07 financial year. It is estimated that around 50 stores will be re-laid.

TU, Sainsbury's own label clothing range which is on sale in 202 stores has been an incredible success story. The range was originally launched in September 2004 and sales continue to significantly out-perform those of the company's previous clothing offer. Like-for-like sales are up over 40 per cent and the range continues to be developed and further improved. As part of the refurbishment and extension programme, the company plans to introduce clothing into around 40 additional stores during the current financial year and extend the TU offer in around 60 stores already carrying the range.

Corporate responsibility

Sainsbury's has always been an integral part of the communities in which it trades and the company approaches its responsibility to all stakeholders as a fundamental part of how it does business. It is a way of life and inherent in the brand, not a new addition. This gives Sainsbury's a position of strength on issues that are of increasing importance to customers. Sainsbury's corporate responsibility report is available online at the company's website www.j-sainsbury.co.uk/cr. The third edition of this report will be published in June. Sainsbury's was also the first supermarket to publish its commitments to the environment which it has now been doing for a decade.

In February Sainsbury's launched 'Active Kids' for the second year. This provides schools with activity equipment and experiences in return for vouchers earned in store. The scheme attracted 80 per cent of all UK primary and secondary schools, and donated over £17 million of activity equipment. On average each school received around £700 of rewards, a substantial contribution when considered against the annual primary school budget estimated at around £200 available for such equipment. The 2006 scheme has over 30,000 schools and nurseries now registered. Around 95 per cent of customers are aware of the scheme and believe it is important in supporting the local community.

Sainsbury's has supported Comic Relief's Red Nose Day since 1999 and in June 2005 the company announced its support of the biennial Red Nose Day and Sport Relief campaigns as part of a new six-year deal which starts with Sport Relief this July and runs until 2011. Sainsbury's has worked alongside Comic Relief for eight years but this is the first time it will also be the key title sponsor for the Sport Relief Mile. Red Nose Day is thought to be the biggest fundraising event in the UK calendar. The money raised helps poor and disadvantaged people in the UK and some of the poorest countries in the world to help make long-term changes to their lives.

In a market first, Sainsbury's started selling milk from British farms converting to organic standards at the beginning of this month. The rising demand for organic milk currently outstrips UK supply so the company is working with farmers to cover the additional associated costs during conversion as well as offering 12-month supply contracts once the milk is organic. Sainsbury's commitment to sourcing products from the UK wherever possible drove the company to find a solution in the UK rather than import organic milk and it is the only supermarket to do this.

In a move to address the long-term supply of organic beef, Sainsbury's was the first supermarket to sign a contract for its British organic beef supply and has plans for another 50 contracts within the next four months. Sainsbury's ultimate aim is to extend this commitment to the rest of its organic beef suppliers.

The company is a long-standing supporter of the Fairtrade mark and the UK's leading Fairtrade supermarket. The company achieved its best ever week with sales of over £1 million during Fairtrade Fortnight in March 2006 and has introduced many new products such as the UK's first Fairtrade baby food. In February Sainsbury's placed the UK's single largest Fairtrade cotton order for 200,000 T-shirts in support of its sponsorship of Sport Relief this July.

Sainsbury's has introduced industry-leading fish sustainability plans, supported by the Marine Conservation Society (MCS), which included the removal of skate and huss in February 2006. Since that time the company has become the first to sell Marine Stewardship Council (MSC) approved cod which is one of the most endangered fish species.

Sainsbury's led the industry on nutritional labelling in January 2005 by introducing a multiple traffic light system called the 'Wheel of Health'. This was developed after extensive consumer research and following input from the Foods Standards Agency (FSA). It was reviewed after six months and received a huge vote of approval from customers who found it easy to understand and helpful in deciding what products to buy. The traffic light colours of green, amber and red were universally understood and the 'Wheel of Health' is now on over 1,300 products.

More recent research conducted in April 2006 has found that around 80 per cent of customers have noticed the labelling **and** believe it influences what they buy. Products with greens and ambers on the 'Wheel of Health' are generally showing positive sales trends versus similar products with ambers and reds. The company believes the bolder step of colour-coding the salt, fat, saturates, total sugars and

calories in a serving of each product in grams goes much further in helping customers know more about the food they eat than simply bringing information already on the back of packaging onto the front. This approach was endorsed by the FSA when it announced its recommendations for nutritional labelling in March 2006.

The company has invested extensively in energy efficiency projects for many years and has recently been trialling state of the art recycling banks in six London sites. The banks recycle a wide range of products from CDs and clothes as well as plastic and glass and Sainsbury's is now rolling them out to around 50 stores this year. We have identified 347 sites where we believe there is potential to run such a scheme.

In the last year, Sainsbury's customers have recycled around 100 million plastic bags through its recycling collection points. Customers are also increasingly buying 'permanent' bags such as Sainsbury's 'Bag for Life' which are currently selling at a rate of 120,000 each week. The company estimates that these permanent bags save about 50 million standard bags each year.

Sainsbury's is also addressing the way its food is packaged. Last Easter the amount of packaging used on own-brand Easter eggs was reduced by 10 per cent and the company is also trialling fully compostable GM-free wrap on organic apples and potatoes, the first of its kind in the UK, in 140 stores.

Sainsbury's has delivered carbon emissions reductions from its sites in excess of 20 per cent since 2000. Almost all large Sainsbury's supermarkets have intranet linked, automated building controls to not only improve efficiency but also provide power load management, further reducing energy costs.

Sainsbury's also takes a collaborative approach in its trading relationships. Joint business plans have been developed with the company's top 200 suppliers. Sainsbury's is now doing more direct sourcing as it believes this is a more personal approach and allows better management of quality standards and supplier relationships. In May 2006 the company set out its commitment to best practice in a new handbook for suppliers which was reviewed and awarded a crystal mark by the Plain English Campaign. The handbook aims to simplify and streamline Sainsbury's trading principles and reduces 14 different documents into one handbook.

During the year, donations to charitable organisations and other community projects totalled £5.6 million. In addition our Active Kids scheme donated £12.5 million (at cost) to schools and the company made significant contributions to other community-related initiatives. Sainsbury's colleagues, customers and suppliers raised £3.25 million for charities such as Home-Start and the Children's Society, through events supported by the company.

Availability

When Sainsbury's announced its Making Sainsbury's Great Again recovery plan in October 2004 product availability was cited as the number one performance issue. Customers now enjoy industry-matching levels of product availability and Sainsbury's is committed to driving performance further.

Night shifts now operate in the majority of supermarkets and new processes in operation across the store estate have helped reduce out-of-stocks by 75 per cent. Sainsbury's has also introduced new systems to provide more up-to-date information on which to base replenishment decisions. The roll-out of a hand-held stock and sales system (RSS), successfully completed at the end of March 2006, provides real-time information for colleagues on the shop floor and has improved the efficiency of the store replenishment process.

Following a full review, the supply chain network has seen considerable reorganisation to ensure the most efficient distribution of product to stores. The operation at Charlton was transferred to Exel Logistics, depots at Northfleet and Rotherham have both been closed and Basingstoke and St Albans have been reorganised into composite facilities. The operation at Buntingford, which has provided additional capacity at Christmas for the past two years, has now been kept open to keep pace with the company's sales growth. Significant support was gained from colleagues and unions during the reorganisation. The depots at Waltham Point and Hams Hall are processing an average of two million cases a week, significantly up on 2004/05.

In January 2006 Roger Burnley was appointed as supply chain director. Lawrence Christensen has now moved into a part-time consulting role. With many improvements now evident in stores much of the current year will concentrate on consolidation of the numerous changes already made. Work on availability will continue, including a focus upstream with suppliers to drive further enhancements and cost savings.

Customer service

Sainsbury's better trading performance is the result of the many changes the company has made since announcing the Making Sainsbury's Great Again recovery plan. Every day small changes and improvements have built into a gradual and cumulative enhancement in the experience customers receive in store. Research shows significant improvement in customer satisfaction not only for fundamental areas such as price, availability and products but also in measures such as customer service, queue lengths and checkout service. Scan School is an example of one of the many initiatives undertaken during the year to effect the step changes now experienced in store. Two specially fitted double decker buses have travelled around the country delivering training sessions so that 90,000 colleagues at around 500 stores can give customers a faster, more friendly and efficient checkout service.

Try Something New Today

Given the progress made over the past year, encouraging people to visit their local store and reappraise the Sainsbury's offer was a key stage in the company's recovery and in Making Sainsbury's Great Again. The catalyst for this was the launch of the 'Try Something New Today' branding in September 2005.

This has been very well received by colleagues and customers and products featured in the advertising campaign have experienced significant sales uplifts. The campaign has been successful in suggesting simple ways to make small but impactful changes to the food we eat. Several products and ideas have been sampled by Sainsbury's colleagues so they can experience them first hand and over 90 per cent of colleagues now recommend new ideas to customers. Seven million customers are now collecting 'tip cards' and over 100 million have been distributed since launch last September.

The strapline is now a regular feature on advertising and in-store displays, till receipts and delivery lorries but it has also been adopted as a fundamental approach to ways of working. Significant change, particularly at the London office was required and the building was renamed the 'store support centre' to place stores at the centre of everyone's responsibilities.

Colleagues

The spirit and innovation in the Try Something New Today idea has galvanised and given direction to the entire business. Every store colleague received customer service training last Autumn in the biggest commitment the company's senior management has made to align colleagues behind the single aim of Making Sainsbury's Great Again. The operating board piloted a training course to change the way the business was led and over 1,000 managers from stores and central teams, attended a two-day training course by the end of 2005. Each course was led by a member of operating board or senior management team. The training is now being delivered to an additional 9,000 managers. The company tracks how engaged colleagues are with its goal and values on a rolling basis and marked improvements have been achieved since September 2005.

In March 2006 Sainsbury's was also voted London's Healthiest Large Employer by the BBC as part of its Big Challenge Healthworks initiative. Sainsbury's was commended for the health initiatives run for its colleagues throughout the UK. One of the schemes which caught the judges attention was the activities of Sainsbury's food advisors based at stores across the country.

The company will pay its highest ever colleague bonus to date in June 2006 when £52 million will be shared between 117,000 colleagues. This reflects the huge effort and commitment colleagues have made across the business in its progress towards delivering the Making Sainsbury's Great Again plan.

In February 2006 Sainsbury's announced that it had made arrangements towards addressing the company's pension scheme deficit. A one off contribution of £350 million is being made into the pension schemes in two installments. The first, £110 million, was paid in March 2006, the second, £240 million, will be paid during May 2006. In addition, deficit payments have been increased by £18 million to £38

million per annum, with the first of these payments to be made in March 2007. These combined contributions are designed to eliminate Sainsbury's reported gross deficit calculated under IAS 19 as at 8 October 2005 of £582 million. At the year end the gross deficit had increased to £658 million largely as a result of the lower bond yields which are used in the calculation prescribed under IAS 19.

In addition, the company announced that its defined benefit schemes would remain in place for existing members but in order to provide a more balanced sharing of risk and cost between members and the company, a number of changes such as increased contributions and controls on future benefits are being introduced to improve the funding of the schemes and increase the security of benefits.

Last year the company introduced an incentive plan specifically to support the Making Sainsbury's Great Again recovery plan. It was a one time arrangement and is now closed. This year Sainsbury's will be proposing a new long-term incentive framework to shareholders at the AGM in July. This will form the basis for arrangements to be put in place over the next 10 years, starting with the current financial year. It will build on last year's plan and also apply to the top 1,000 centrally based and supermarket store managers in order to retain and motivate talent beyond the 2008/09 milestone set last year. The key proposed measures are growth in ROCE and cash flow per share. In addition the company will propose a new deferred bonus plan for top managers where the proposed measure is based on TSR. In both plans there has been extensive investor consultation. The scheme is closely aligned with UK best practice and there will be no rewards for failure.

Stores and formats

Supermarkets

By the end of the year, 37 of the 131 stores earmarked in October 2004 for investment had been refurbished. In addition, ten stores were extended and 14 new stores were opened, including nine Safeway branded stores purchased from Morrisons. Sainsbury's had 455 supermarkets at the end of the year. The Safeway stores were refurbished and re-opened in time for Christmas trading. The 14 stores previously acquired from Morrisons are on average achieving annualised sales uplifts of around 20 per cent. Stores acquired from Somerfield and Budgens during the year have now also been refurbished and opened.

Following a period of relatively limited store development and new space addition, Sainsbury's is now actively seeking new sites for supermarkets under the leadership of Peter Baguley who joined Sainsbury's in August 2005 as the company's property director. Early indications from both councils and developers are encouraging with a number of opportunities starting to emerge. The company believes that it provides a different offer from other scale supermarkets with its focus on food and greater emphasis on quality.

Convenience stores

The company's convenience store division had another good year and is targeted to achieve £400 million of the £2.5 billion of additional sales in the company's recovery plan. Sainsbury's now has 297 convenience stores. It opened 20 stores, refurbished 94, comprising 34 Sainsbury's Locals and 60 'Sainsbury's @'. The stores acquired from Bells and Jacksons served on average around 700,000 customers a week in 2005/06 in addition to the 16 million customer transactions already reported. These will be added into the overall customer transaction number when the conversion programme is completed.

Sales uplifts of over 20 per cent are now being delivered by refurbished and converted stores and 95 per cent of customers say that the converted stores provide an improved offer. Customers particularly value the company's fresh food offer and sales of these products have increased by around 100 per cent. Future growth is expected to be delivered via both acquisition and organic opportunities.

Jim McCarthy, who has been instrumental in the development of Sainsbury's convenience business will leave Sainsbury's in September 2006 to take up a new role this Autumn.

Sainsbury's Online

This service is now fully integrated with stores and significant enhancements have been made leading to more than a 25 per cent increase in sales. The website was re-launched at the end of September 2005

and has resulted in a marked reduction in the time taken for first time orders. Improvements in product availability and customer service have substantially increased satisfaction and retention and also helped drive new customer acquisition through recommendations. At the start of 2006 new postcodes were added to the 97 stores currently making deliveries and Sainsbury's has plans to extend the service to a further 200,000 households.

IT systems
As previously announced the insourcing of IT systems was successfully completed in April, six months after announcing the decision to terminate the contract with Accenture. This involved the transfer of all assets, third party contracts and approximately 470 colleagues into Sainsbury's. The company has taken a one off charge of £63 million as a result of the termination. Future cost savings are expected to result in payback of the exit costs in less than two years.

Operating costs
Some £400 million of cost reductions were identified in October 2004 and £110 million have been delivered in 2005/06. These have underpinned the investment in price and the wider customer offer. Plans are in place to deliver an additional £175 million in the current year bringing the cumulative total to £285 million and stretching the overall target to £440 million as a result of the additional savings from the insourcing of IT. Cost reductions have been achieved primarily across stock loss and central costs. Buying efficiencies continue to be reinvested back into the customer offer.

Sainsbury's Bank
The Bank has had a difficult year and made an underlying operating loss of £10 million due to additional charges for bad debt. This relates largely to loans made two and three years ago when the Bank's loan book was being expanded. In addition, during the past year the consumer credit environment worsened. Sainsbury's Bank has been particularly affected due to its product profile but the position is now stabilising and processes have been put in place to tighten credit policy and associated risk controls.

In March 2006 Tim Pile stepped down and earlier this month Rob Walker was appointed as chief executive of the Bank. The Bank is an integral part of the company's customer offer and Sainsbury's and its partner HBoS are committed to the operation and on working together to return it to profitability. The Bank is targeting breakeven in the 2006/07 financial year.

Competition Commission
Sainsbury's will co-operate fully with the Competition Commission in its inquiry and is pleased that this is covering the whole industry. Hamish Elvidge has taken on responsibility for Sainsbury's response to the forthcoming Competition Commission inquiry and will therefore no longer sit on the operating board. A dedicated team, led by Hamish, has been created to deal with the issues raised to ensure this will not distract the company from its continued commitment to serve customers in the best possible way.

Looking forward
The market remains challenging but Sainsbury's will continue to maintain its competitive position on pricing while building on its quality food offer and continuing to lead on issues that are of increasing importance to customers such as health and the environment where the company's heritage and brand values provide a position of strength. The company has now had five quarters of consecutive like-for-like sales and market share growth as more customers shop with Sainsbury's each week.

The recovery is on track and operational gearing in Sainsbury's Supermarkets is starting to be delivered. With good sales momentum and emerging cost savings it is expected that the improving trend in operational gearing will continue. As stated at the Interims in November 2005, there will be a significant increase in energy costs in the second half of the year as the current contract comes to an end. This will impact the shape of the half on half profit growth. The priority remains investment in the customer offer to maintain sales growth and the performance to date gives confidence that Sainsbury's will continue to make progress towards Making Sainsbury's Great Again.

Financial Review

Summary

The financial results for the 52 weeks ended 25 March 2006 reflect the first full year of solid progress on the Making Sainsbury's Great Again plan.

- Sales (inc VAT) from continuing operations up 5.8 per cent to £17,317 million (2004/05: £16,364 million) and up £722 million before petrol and Sainsbury's Bank, a significant step towards the commitment to grow sales by £2.5 billion announced in the Making Sainsbury's Great Again plan
- Sales (ex VAT) from continuing operations up 5.7 per cent to £16,061 million (2004/05: £15,202 million)
- Full year Easter adjusted like-for-like sales growth excluding petrol up 3.7 per cent and 4.1 per cent including petrol
- Retail underlying operating profit up to £352 million (2004/05: £308 million); the benefits of operational gearing have started to come through, with the improvement in underlying retail operating profit margins reflected in the 14.3 per cent underlying operating profit growth in 2005/06
- Sainsbury's Bank underlying operating loss of £10 million (2004/05 restated: profit of £17 million) due to increased provisioning for bad and doubtful debts
- Underlying profit before tax from continuing operations up 12.2 per cent at £267 million (2004/05: £238 million)
- One off operating costs of £152 million (2004/05: £497 million) were incurred during the year, relating to Business Review, IT insourcing and debt restructuring
- Profit before tax from continuing operations was £104 million (2004/05: £238 million loss)
- Underlying basic earnings per share from continuing operations increased by 26.5 per cent to 10.5 pence (2004/05: 8.3 pence) and basic earnings per share from continuing operations increased to 3.8 pence (2004/05: 17.4 pence loss)
- Underlying net debt improved year on year by £77 million despite the additional one off pension contribution made during the year of £110 million and the unwinding of the Easter benefit noted within 2004/05
- A final dividend of 5.85 pence per share is proposed; up 3.5 per cent (2004/05: 5.65 pence)

The following key events had a significant impact on the business during the year:

The Group's debt restructuring – On 24 March 2006 the Group repurchased all its outstanding unsecured bonds totalling £1.7 billion with the proceeds from an issue of £2.1 billion of secured debt (the debt restructuring). The long-term financing arrangement has been secured over 127 freehold and leasehold supermarkets and is repayable over 12 and 25 year terms. This transaction has enabled the Group to borrow at lower interest rates and provides a flexible financing platform for the future. Interest savings of £12 million are expected in 2006/07, although no benefit has been realised within 2005/06. The one off charge associated with the debt restructuring was £38 million.

Defined benefit pension changes – At the same time as the debt restructuring the Group committed to make an additional one off contribution of £350 million into the Group's defined benefit pension schemes. £110 million was paid during the year with the remaining £240 million to be paid in May 2006. This one off contribution, together with increasing the annual contributions by £18 million to £38 million per annum over the next eight years, is designed to fund the reported gross deficit calculated under IAS 19 as at 8 October 2005.

IT insourcing – On 28 April 2006 the Group successfully completed the migration of IT services previously provided by Accenture, as announced on 27 October 2005. This involved the transfer of all assets, third party contracts and approximately 470 colleagues back into the Group, resulting in a one off charge during the year of £63 million, which future cost savings are expected to payback in less than two years.

Business Review and Transformation costs – The final costs associated with the Business Review announced on 19 October 2004 were £51 million, in line with guidance provided at the last year end. These were primarily employee and pension related costs following further rationalisation of the supply chain. The Business Review is now complete and no further costs will be incurred in relation to this one off activity.

Summary Income Statement

Continuing Operations	52 weeks to 25 March 2006 £m	52 weeks to 26 March 2005 £m	% change
Sales (inc VAT)			
Retailing – Supermarkets and Convenience	**16,987**	16,076	5.7
Financial Services – Sainsbury's Bank	**330**	288	14.6
Total sales (inc VAT)	**17,317**	16,364	5.8
Sales (ex VAT)			
Retailing – Supermarkets and Convenience	**15,731**	14,914	5.5
Financial services – Sainsbury's Bank	**330**	288	14.6
Total sales (ex VAT)	**16,061**	15,202	5.7
Underlying operating profit from continuing operations			
Retailing – Supermarkets and Convenience	**352**	308	14.3
Financial services – Sainsbury's Bank	**(10)**	17	(158.8)
Total underlying operating profit from continuing operations	**342**	325	5.2
Underlying net finance costs (1)	**(75)**	(88)	14.8
Share of post-tax profit of joint ventures	**-**	1	(100.0)
Underlying profit before tax from continuing operations	**267**	238	12.2
Business Review and Transformation operating costs	**(51)**	(497)	89.7
IT insourcing costs	**(63)**	-	n/a
Profit on sale of properties	**1**	21	(95.2)
Financing fair value movements	**(12)**	-	n/a
Debt restructuring costs	**(38)**	-	n/a
Profit/(loss) before tax	**104**	(238)	143.7
Income tax (expense)/credit	**(46)**	51	(190.2)
Profit/(loss) from continuing operations	**58**	(187)	131.0
Profit attributable to discontinued operations	**-**	375	(100.0)
Profit for the financial year	**58**	188	(69.1)
Underlying basic earnings per share	**10.5p**	8.3p	
Basic earnings/(losses) per share from continuing operations	**3.8p**	(17.4)p	
Basic earnings per share	**3.8p**	4.1p	
Equity dividend per share	**8.0p**	7.8p	

(1) **Underlying net finance costs**: Net finance costs pre financing fair value movements and debt restructuring costs

Retailing

Sales (inc VAT) increased by 5.7 per cent to £16,987 million (2004/05: £16,076 million) and 6.1 per cent on an Easter adjusted basis, with significant contributions from like-for-like growth, new space and petrol. Easter adjusted like-for-like sales excluding petrol were up 3.7 per cent, with strong performances delivered within food, non-food and convenience. The positive sales growth was achieved with increased volumes, being offset by grocery price deflation of 1.5 per cent, as a result of continued investment in the customer offer.

KPIs	28 weeks to 8 October 2005	24 weeks to 25 March 2006	**52 Weeks to 25 March 2006**	52 Weeks to 26 March 2005
Like-for-like sales excluding petrol - % (*Easter adjusted*)	2.1	5.3	**3.7**	(0.4)
Grocery Price Deflation (2) - %	(1.4)	(1.6)	**(1.5)**	(1.0)
Retail operating margin - % (*underlying retail operating profit divided by retail sales excluding VAT)*	2.06	2.43	**2.24**	2.07

(2) Deflation noted for 52 weeks to 26 March 2005 relates to total retail deflation excluding petrol

The impact of petrol on like-for-like growth remains positive with Easter adjusted like-for-like sales including petrol up 4.1 per cent.

Sales (inc VAT) before petrol and Sainsbury's Bank increased by £722 million. This is a key indicator of *underlying supermarket performance and the sales measure used within the J Sainsbury plc Share Plan* 2005. This performance is an important first step towards the commitment to grow these sales by £2.5 *billion as part of the Making Sainsbury's Great Again plan.*

New space provided a significant contribution to sales growth during the year, with 367,000 square feet of floor space added, an increase of 2.2 per cent, of which 0.6 per cent was from extensions. During the year 14 new supermarkets, including a further nine Safeway branded stores purchased from Morrison's, and 20 new convenience stores were opened, five of which related to the acquisition of SL Shaw Ltd. The Group made further investment through the completion of nine extensions, 28 refurbishments and one downsize in the supermarket estate and 94 refurbishments and conversions of convenience stores.

	Supermarkets		Convenience		**Total**	
	Number	Area 000 sq ft	Number	Area 000 sq ft	**Number**	**Area 000 sq ft**
As at 26 March 2005 (1)	446	15,592	281	778	**727**	**16,370**
New stores	14	295	20	60	**34**	**355**
Closures	(5)	(112)	(4)	(17)	**(9)**	**(129)**
Extensions (2)	-	141	-	-	**-**	**141**
As at 25 March 2006	455	15,916	297	821	**752**	**16,737**

(1) Restated for the transfer of Centrals into the convenience division
(2) Includes the impact of downsizes and other size adjustments

Underlying retailing operating profit increased to £352 million (2004/05: £308 million). Higher sales volumes and cost efficiencies helped mitigate the impact of investment in price and increased store labour costs, as improved pricing and service remain core to maintaining focus on what is right for the customer.

Gross margin during the year continued to reflect the commitment to invest £400 million in the customer offer (in both price and quality), outlined in the Making Sainsbury's Great Again plan. This helped drive the sales led recovery by ensuring that Sainsbury's continues to offer great food at fair prices.

In 2005/06 the operating efficiencies which underpin the Making Sainsbury's Great Again plan began to emerge. Significant improvements were noted in the overall level of stock loss, which given that it coincided with improved availability within stores was even more significant. Following the completion of the store support centre reorganisation savings were also realised within the Group's central costs.

In the second half of the year the Group started to see the early benefits of process efficiency in store and supply chain coming through in lower costs. The Group is on track to deliver the target cost savings identified as part of the recovery plan and plans are in place to deliver the expected level of savings in the current year. However, the Group remains sensitive to increasing external cost pressures on the retail industry, principally relating to increases in rent, rates and general wage pressures. Additionally, the Group's fixed energy contract is due to expire in October 2006. This will add an estimated £55 million to energy costs in the second half of the current year and an additional £20 million in the first half of 2007/08.

Improved levels of availability and service in our stores were also reflected in our online home delivery operation, Sainsbury's Online. Online sales were up over 25 per cent during the year, with customer orders up over 20 per cent. The service is now being further extended.

Financial services - Sainsbury's Bank

Sainsbury's Bank increased total income by 15 per cent to £330 million (2004/5: £288 million), continuing to expand its customer base through the sale of its core products: personal loans, savings accounts, credit cards, and general and life insurance. Customer accounts grew by eight per cent during the year and net operating income was up by 14 per cent to £215 million, primarily driven by an increase in fee and commission income as the Group looks to expand and increase revenue streams.

During a more challenging year for the financial services industry, Sainsbury's Bank delivered an underlying operating loss of £10 million (2004/5: £17 million profit), in line with previous guidance. This was driven by provisions for bad and doubtful debts, which increased in the year to £106 million (2004/05: £64 million). The increase reflects the high volume of business written in 2003 and 2004, which linked to a more indebted economic environment and with weaker levels of consumer confidence has required additional provisions to be made. Steps have been taken during the year to tighten credit policy on unsecured lending and significant progress has been made in credit management of Sainsbury's Bank's lending portfolio.

Sainsbury's Bank will continue to grow customer numbers with further investment in insurance, savings and commission based products, and with increased control over historic bad and doubtful debts the bank is targeting break even in the current financial year.

The prior year comparative has been restated to reflect a reclassification of interest expense from operating profit into interest payable to ensure it is consistent with the treatment for the year ending 25 March 2006. The impact of this reclassification is to increase Sainsbury's Bank's 2004/05 underlying operating profit and the Group's interest payable costs by £4 million.

Underlying net finance costs

Underlying net finance costs decreased by £13 million to £75 million (2004/05: £88 million), with a £27 million reduction in underlying finance costs being offset by lower finance income of £14 million.

	52 weeks to 25 March 2006 £m	52 weeks to 26 March 2005 £m
Interest receivable	**7**	33
Net return on pension scheme assets/liabilities	**23**	11
Finance income	**30**	44
Interest payable	**(115)**	(137)
Capitalised interest	**10**	5
Underlying finance costs (1)	**(105)**	(132)
Underlying net finance costs	**(75)**	(88)

(1) Finance costs pre financing fair value movements and debt restructuring costs

Finance income fell due to a reduction in interest receivable in the year as in the prior year interest was earned from the cash proceeds realised from the disposal of Shaw's Supermarkets in the first half. This was partially offset by an increase in the net return on pension scheme assets recognised in the year. Underlying finance costs were down as a result of lower average net debt during the second half of the year, improved working capital management and higher capitalised interest, reflecting an increase in expenditure on long term new developments.

The Group's cost of finance is estimated to reduce during 2006/07 as a result of the debt restructuring, although no benefit has been realised within 2005/06 as the refinancing was completed on 24 March 2006.

Debt restructuring costs

£38 million of costs resulted from the changes made to the Group's debt structure and have been treated as one off costs. The cash impact during the year was £22 million with a further £2 million to be paid in the current financial year. The transaction costs relating to the issue of new secured debt incurred as part of the refinancing are to be amortised over the life of the loans.

	2006 £m
Bond buy back costs	24
Non-cash swap close out costs	14
Total debt restructuring costs	38

IT insourcing costs

£63 million of costs were charged as a result of the migration of IT services previously provided by Accenture back to Sainsbury's, with all termination and transition costs being treated as one off. The 2005/06 cash impact of IT migration was £3 million, with £41 million to be paid in the current financial year. The cost savings arising from insourcing should ensure that pay back of the termination costs will be within two years.

Business Review and Transformation operating costs

£51 million of Business Review costs were incurred during the year, in line with guidance at the last year end. This represents the final tranche of costs bringing the total operating charges associated with the Business Review and Transformation over the two years to £548 million. During the year the cash outflow in relation to these costs was £65 million, with a further estimated impact of £50 million in the current financial year.

	2006 £m
Employee and pension related	47
Other	4
Business Review operating costs	51

Profit on sale of properties

Surplus assets were sold in the year generating total cash proceeds of £164 million (2004/05: £266 million) and an overall profit on sale of £1 million (2004/05: £21 million). This is a result of aligning the asset base to the future needs of the business by disposing of trading and non-trading assets that were deemed surplus to requirements. The Group will continue to dispose of surplus assets but expect proceeds to return to more modest levels of around £50 million.

Financing fair value movements

The Group does not use derivatives for speculative purposes. However certain swaps, while providing effective economic hedges, do not qualify for hedge accounting under IAS 39 and changes in the fair value of non-qualifying derivative instruments are recognised in the income statement. These are non-cash and inherently volatile movements and are therefore excluded from the definition of underlying profit.

Fair value movements for the year resulted in a £12 million loss, of which £4 million relates to the Bank.

The Group took the option to defer the implementation of IAS 32 and IAS 39 to the 2005/06 year end and these standards are not applied to the results of the prior year.

Taxation

The income tax charge was £46 million (2004/05: credit of £51 million), with an underlying rate of 35.5 per cent (2004/05: 37.4 per cent) and an effective rate of 44.2 per cent (2004/05: 21.4 per cent). The underlying rate exceeded the nominal rate of UK corporation tax principally due to depreciation charged on assets that did not qualify for capital allowances. Last year's tax credit arose from the effect of one off costs which were predominantly tax deductible. A £3 million refund of corporation tax was received during the year (2004/05: £71 million paid).

Earnings per share

Underlying basic earnings per share from continuing operations increased from 8.3 pence to 10.5 pence, reflecting the improved underlying profit after tax attributable to equity holders, after adjusting for the minority interests at Sainsbury's Bank, and the impact of the share consolidation during the 2004/05 financial year.

Basic earnings per share from continuing operations increased to 3.8 pence (2004/05: 17.4 pence loss) as the previous year was impacted by the higher level of one off costs.

Dividend

A final dividend of 5.85 pence per share is proposed (2004/05: 5.65 pence) and will be paid on 21 July 2006 to shareholders on the Register of Members at the close of business on 26 May 2006. The total proposed dividend for the year is 8.00 pence (2004/05: 7.80 pence).

Underlying dividend cover increased in the year to 1.3 times (2004/05: 1.1 times). As outlined in 2004/05, it remains the medium term objective to restore dividend cover (calculated as underlying post-tax earnings divided by dividends) to at least 1.5 times.

Summary Cashflow Statement

	52 weeks to 25 March 2006 £m	52 weeks to 26 March 2005 £m
Operating cash flows	**780**	946
Net interest	**(156)**	(83)
Taxation	**3**	(71)
Cash flow before appropriations	**627**	792
Purchase of fixed assets/operations	**(561)**	(823)
Sale of fixed asset/operations	**151**	1,383
Bond buy back costs	**(22)**	-
Proceeds from issue of shares	**22**	5
Equity dividends	**(131)**	(254)
B share dividends paid	**-**	(113)
Repayment of short-term borrowings	**(299)**	(130)
Increase/(repayment) of long-term borrowings	**364**	(176)
Capital redemption	**(9)**	(549)
Net increase in cash and cash equivalents	**142**	135
(Increase)/decrease in debt	**(65)**	306
Loans and finance leases disposed with subsidiaries	**-**	230
Movement in underlying net debt	**77**	671
Closing IAS 32 and 39 adjustments	**(51)**	-
Foreign exchange adjustments	**-**	(24)
Movement in net debt	**26**	647
Opening net debt	**(1,441)**	(2,088)
Closing net debt	**(1,415)**	(1,441)

On an underlying basis Group net debt has improved by £77 million with £41 million attributable to Retailing and £36 million to Financial Services.

The improvement in Retailing is despite the impact to net debt resulting from the £110 million pension contribution made during the year and the unwinding of the benefit noted in 2004/05 as a result of Easter falling at the year end. This reflects closer management of working capital and underlying profit growth.

This performance highlights that the Group has achieved the objective of positive cash flow in 2005/06, which is ahead of the expectations set out within the Making Sainsbury's Great Again plan. The Group is working towards an cash neutral position in 2006/07, before the additional one off pension contribution of £240 million and the £93 million cash impact of 2005/06 one off items.

Group Income Statement
for the 52 weeks to 25 March 2006

	Note	2006 £m	2005 £m
Continuing operations			
Revenue	3	**16,061**	15,202
Cost of sales		**(14,994)**	(14,544)
Gross profit		**1,067**	658
Administrative expenses		**(839)**	(830)
Other income		**1**	21
Operating profit/(loss)		**229**	(151)
Finance income	4	**30**	44
Finance costs	4	**(155)**	(132)
Share of post-tax profit from joint ventures		**-**	1
Profit/(loss) before taxation		**104**	(238)
Analysed as:			
Underlying profit before tax from continuing operations (1)		**267**	238
Business Review and Transformation operating costs	5	**(51)**	(497)
IT insourcing costs	6	**(63)**	-
Profit on sale of properties		**1**	21
Financing fair value movements	4	**(12)**	-
Debt restructuring costs	4	**(38)**	-
		104	(238)
Income tax (expense)/credit	7	**(46)**	51
Profit/(loss) from continuing operations		**58**	(187)
Discontinued operations			
Profit attributable to discontinued operations		**-**	375
Profit for the financial year		**58**	188
Attributable to:			
Equity holders of the parent		**64**	184
Minority interests		**(6)**	4
		58	188
Earnings/(losses) per share	8	**pence**	pence
Basic		**3.8**	4.1
Diluted		**3.8**	4.1
From continuing operations:			
Basic		**3.8**	(17.4)
Diluted		**3.8**	(17.4)

(1) Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In the current financial year, these one off items were the Business Review costs, IT insourcing costs and debt restructuring costs. In the prior financial year, these one off items were the Business Review and Transformation costs.

Group Statement of Recognised Income and Expense
for the 52 weeks to 25 March 2006

	Note	2006 £m	2005 £m
Currency translation differences		2	(3)
Actuarial (losses)/gains on defined benefit pension schemes		(255)	128
Available-for-sale financial assets			
- fair value movements		26	-
Cash flow hedges			
- effective portion of fair value movements		1	-
- transferred to income statement		(1)	-
Share-based payment tax deduction		5	-
Tax on items recognised directly in equity	7	68	(38)
Net (loss)/income recognised directly in equity		(154)	87
Profit for the financial year		58	188
Total recognised income and expense for the financial year		(96)	275
Attributable to:			
Equity holders of the parent		(90)	271
Minority interests		(6)	4
		(96)	275
Effect of changes in accounting policy on adoption of IAS 32 and IAS 39:	14		
Equity holders of the parent		(78)	
Minority interests		-	
		(78)	

Group Balance Sheet
at 25 March 2006 and 26 March 2005

	Note	2006 £m	2005 £m
Non-current assets			
Property, plant and equipment		**7,060**	7,076
Intangible assets		**191**	203
Investments		**10**	20
Available-for-sale financial assets		**113**	-
Amounts due from Sainsbury's Bank customers		**1,473**	1,331
Other receivables		**-**	-
Deferred income tax asset		**55**	-
		8,902	8,630
Current assets			
Inventories		**576**	559
Trade and other receivables		**276**	319
Amounts due from Sainsbury's Bank customers and other banks		**1,888**	1,227
Available-for-sale financial assets		**52**	-
Investments		**-**	90
Cash and cash equivalents	11b	**1,028**	706
		3,820	2,901
Non-current assets held for sale		**25**	87
		3,845	2,988
Total assets		**12,747**	11,618
Current liabilities			
Trade and other payables		**(2,094)**	(2,093)
Amounts due to Sainsbury's Bank customers and other banks		**(2,299)**	(2,464)
Short term borrowings		**(253)**	(354)
Derivative financial instruments		**(10)**	-
Taxes payable		**(63)**	(55)
		(4,719)	(4,966)
Net current liabilities		**(874)**	(1,978)
Non-current liabilities			
Other payables		**(30)**	(31)
Amounts due to Sainsbury's Bank customers and other banks		**(1,009)**	(22)
Long term borrowings		**(2,178)**	(1,793)
Derivative financial instruments		**(2)**	-
Deferred income tax liability		**-**	(1)
Provisions		**(186)**	(157)
Retirement benefit obligations		**(658)**	(536)
		(4,063)	(2,540)
Net assets		**3,965**	4,112
Equity			
Called up share capital		**489**	620
Share premium account		**782**	761
Capital redemption reserve		**668**	547
Other reserves		**(1)**	87
Retained earnings		**1,948**	2,012
Equity shareholders' funds	10	**3,886**	4,027
Minority interests	10	**79**	85
Total equity	10	**3,965**	4,112

Group Cash Flow Statement
for the 52 weeks to 25 March 2006

	Note	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from operations	11a	**780**	946
Interest paid		**(159)**	(107)
Corporation tax received/(paid)		**3**	(71)
Net cash from operating activities		**624**	768
Cash flows from investing activities			
Purchase of property, plant and equipment		**(549)**	(710)
Purchase of intangible assets		**(6)**	(14)
Proceeds from disposal of property, plant and equipment		**164**	266
Acquisition of subsidiaries, net of cash acquired		**(6)**	(99)
(Costs)/proceeds from disposal of operations, net of cash disposed		**(13)**	1,117
Interest received		**6**	32
Net cash from investing activities		**(404)**	592
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**22**	5
Capital redemption		**(9)**	(549)
Repayment of short term borrowings		**(348)**	(14)
Repayment of long term borrowings		**(1,701)**	(185)
Proceeds from short term borrowings		**50**	-
Proceeds from long term borrowings		**2,056**	-
Debt restructuring costs		**(22)**	-
Repayment of capital element of obligations under finance lease borrowings		**(1)**	(116)
Interest elements of obligations under finance lease payments		**(3)**	(8)
Dividends paid	9	**(131)**	(254)
B share preference dividends paid	9	**-**	(113)
Issue of loan from minority shareholder		**9**	9
Net cash from financing activities		**(78)**	(1,225)
Net increase in cash and cash equivalents		**142**	135
Opening cash and cash equivalents		**700**	513
Cash attributable to discontinued operations		**-**	51
		700	564
Effects of foreign exchange rates		**-**	1
Closing cash and cash equivalents	11b	**842**	700

Notes to the financial information

1 Status of financial information

The financial information is derived from the full Group financial statements for the 52 weeks to 25 March 2006 and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 (as amended). The Group Annual Report and Financial Statements on which the auditors have given an unqualified report which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be delivered to the Registrar of Companies in due course, and posted to shareholders in June.

2 Basis of preparation

The financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union and International Financial Reporting Interpretations Committee ("IFRIC") interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

These are the Group's first financial statements prepared under IFRS and therefore, IFRS 1 'First-time Adoption of International Financial Reporting Standards' has been applied. An explanation of the transition to IFRS is provided in note 13.

The financial statements have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value in the 2005/06 financial year.

3 Segment reporting

The Group's primary reporting format is business segments, with each segment representing a business unit that offers different products and serves different markets.

The businesses are organised into two operating divisions:

- Retailing (Supermarkets and Convenience); and
- Financial services (Sainsbury's Bank).

All material continuing operations are carried out in the UK. Discontinued operations relate to the US supermarkets business, Shaw's Supermarkets, which was sold in the last financial year.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

2006	Retailing £m	Financial services £m	Group £m
Segment revenue			
Sales to external customers	15,731	-	15,731
Services to external customers	-	330	330
Total revenue	15,731	330	16,061
Underlying operating profit/(loss) from continuing operations (1)	352	(10)	342
Business Review and Transformation operating costs	(51)	-	(51)
IT insourcing costs	(63)	-	(63)
Profit on sale of properties	1	-	1
Segment result	239	(10)	229
Finance income			30
Finance costs			(155)
Income tax expense			(46)
Profit for the financial year			58
Assets	9,058	3,679	12,737
Investment in joint ventures	10	-	10
Segment assets			12,747
Segment liabilities	5,281	3,501	8,782
Other segment items			
Capital expenditure	518	7	525
Depreciation expense	442	7	449
Amortisation expense	19	2	21
Impairment of amounts due from Sainsbury's Bank customers	-	106	106

2005	Retailing £m	Financial services £m	Group £m
Segment revenue			
Sales to external customers	14,914	-	14,914
Services to external customers	-	288	288
Total revenue	14,914	288	15,202
Underlying operating profit from continuing operations (1)	308	17	325
Business Review and Transformation operating costs	(497)	-	(497)
Profit on sale of properties	21	-	21
Segment result	(168)	17	(151)
Finance income			44
Finance costs			(132)
Share of post-tax profit from joint ventures	1	-	1
Income tax credit			51
Profit attributable to discontinued operations	375	-	375
Profit for the financial year			188
Assets	8,754	2,854	11,608
Investment in joint ventures	10	-	10
Segment assets			11,618
Segment liabilities	4,843	2,663	7,506
Other segment items			
Capital expenditure	885	16	901
Depreciation expense	717	5	722
Amortisation expense	24	2	26
Impairment of amounts due from Sainsbury's Bank customers	-	64	64

(1) Underlying profit before tax from continuing operations before finance income and finance costs.

4 Finance income and finance costs

	2006	2005
	£m	£m
Interest on bank deposits	**7**	33
Net return on pension schemes	**23**	11
Finance income	**30**	44
Financing fair value movements (1)		
Fair value losses - Bank	**(4)**	-
- Retail	**(8)**	-
	(12)	-
Debt restructuring costs	**(38)**	-
Borrowing costs		
Bank loans and overdrafts	**(3)**	(3)
Other loans	**(107)**	(126)
B share preference dividends	**(1)**	-
Obligations under finance leases	**(3)**	(8)
Provisions – *amortisation of discount*	**(1)**	-
	(115)	(137)
Amounts included in the cost of qualifying assets		
Interest capitalised - qualifying assets	**10**	5
Finance costs	**(155)**	(132)

(1) Fair value movements relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges.

Total interest income amounted to £217 million (2005: £220 million), including interest income attributable to Sainsbury's Bank of £210 million (2005: £187 million) included in revenue. Total interest costs amounted to £230 million (2005: £237 million) including interest costs attributable to Sainsbury's Bank of £115 million (2005: £100 million) included in cost of sales.

5 Business Review and Transformation operating costs

The Business Transformation Programme concluded in the year ended 26 March 2005, with no further costs recognised in the current financial year. Business Review costs in the current financial year are primarily employee and pension related costs associated with the reorganisation of the depot network, as set out below:

	2006 **£m**	2005 £m
Business Transformation operating costs	-	22
IT systems	-	145
Employee and pension related	**47**	41
Inventories	-	90
Supply chain	-	119
Property	-	65
Other	**4**	15
Business Review operating costs	**51**	475
Total Business Review and Transformation operating costs	**51**	497

6 IT insourcing costs

On 27 October 2005, the Group announced that the IT services previously provided by Accenture would be migrated back to the Group, together with a number of Accenture employees. The costs associated with the transition process are £63 million, of which £3 million has been paid by 25 March 2006. The remaining £60 million is held within provisions.

7 Income tax expense

	2006 **£m**	2005 £m
Current tax expense		
Current year	**38**	6
Overprovision in prior periods	**(2)**	(4)
	36	2
Deferred tax expense		
Origination and reversal of temporary differences	**15**	(53)
Overprovision in prior periods	**(5)**	-
	10	(53)
Total income tax expense/(credit) in income statement	**46**	(51)
Tax expense on underlying profit		
Tax on underlying profit from continuing operations (1)	**95**	89
Tax on Business Review and Transformation operating costs	**(15)**	(140)
Tax on IT insourcing costs	**(19)**	-
Tax on financing fair value movements	**(3)**	-
Tax on debt restructuring costs	**(12)**	-
	46	(51)

(1) Tax charge attributable to underlying profit before tax from continuing operations.

10 Reconciliation of movements in equity

	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Equity shareholders' funds £m	Minority interests £m	Total equity £m
At 27 March 2005	620	761	634	2,012	4,027	85	4,112
IAS 32 and IAS 39 adjustments	(133)	1	71	(17)	(78)	-	(78)
Restated at 27 March 2005	487	762	705	1,995	3,949	85	4,034
Profit for the year	-	-	-	64	64	(6)	58
Dividends paid	-	-	-	(131)	(131)	-	(131)
Share-based payment	-	-	-	28	28	-	28
Currency translation differences	-	-	2	-	2	-	2
Actuarial losses	-	-	(180)	-	(180)	-	(180)
Available-for-sale financial assets	-	-	19	-	19	-	19
Cash flow hedges							
- effective portion of fair value movements	-	-	1	-	1	-	1
- transferred to income statement	-	-	(1)	-	(1)	-	(1)
B shares redemption	-	-	121	(9)	112	-	112
Shares purchased	-	-	-	(1)	(1)	-	(1)
Shares vested	-	-	-	2	2	-	2
Allotted in respect of share option schemes	2	20	-	-	22	-	22
At 25 March 2006	**489**	**782**	**667**	**1,948**	**3,886**	**79**	**3,965**
At 28 March 2004	486	1,438	-	2,735	4,659	81	4,740
Profit for the year	-	-	-	184	184	4	188
B share preference dividends	-	-	-	(113)	(113)	-	(113)
Equity dividends	-	-	-	(36)	(36)	-	(36)
Prior year dividends paid	-	-	-	(218)	(218)	-	(218)
Share-based payment	-	-	-	8	8	-	8
Currency translation differences	-	-	(3)	-	(3)	-	(3)
Actuarial gains	-	-	90	-	90	-	90
Issue of B shares (1)	680	(681)	-	-	(1)	-	(1)
B shares redemption (2)	(547)	-	547	(549)	(549)	-	(549)
Shares vested	-	-	-	1	1	-	1
Allotted in respect of share option schemes	1	4	-	-	5	-	5
At 26 March 2005	620	761	634	2,012	4,027	85	4,112

(1) Share premium account includes B shares issue costs of £1 million.

(2) Retained earnings include B shares redemption expenses of £2 million.

11 Notes to the cash flow statement

(a) Reconciliation of operating profit/(loss) to cash generated from operations

	2006 £m	2005 £m
Operating profit/(loss)	**229**	(151)
Adjustments for:		
- Depreciation of property, plant and equipment	**449**	722
- Amortisation of intangible assets	**21**	26
- Profit on sale of property, plant and equipment	**(1)**	(21)
- Share-based payments	**23**	8
Operating cash flows before changes in working capital	**721**	584
Changes in working capital		
- (Increase)/decrease in inventories	**(17)**	38
- Decrease in current available-for-sale financial assets	**38**	119
- Decrease in trade and other receivables	**7**	17
- Increase in amounts due from Sainsbury's Bank customers and other banks	**(805)**	(423)
- Increase in trade and other payables	**83**	275
- Increase in amounts due to Sainsbury's Bank customers and other banks	**819**	286
- (Decrease)/increase in provisions and other liabilities (1)	**(66)**	50
Cash generated from operations	**780**	946

(1) Includes £110 million of cash paid into the defined benefit pension schemes.

(b) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2006 £m	2005 £m
Cash and cash equivalents	**1,028**	706
Bank overdrafts	**(186)**	(6)
	842	700

12 Analysis of net debt

	26 March 2005 £m	IAS 32 and IAS 39 adjustments £m	Restated 27 March 2005 £m	Cash flow £m	Other non-cash movements £m	**25 March 2006 £m**
Current assets						
Cash and cash equivalents	585	103	688	174	-	**862**
Sainsbury's Bank cash	121	-	121	45	-	**166**
Derivative financial instruments	-	7	7	(4)	(3)	**-**
	706	110	816	215	(3)	**1,028**
Non-current assets						
Derivative financial instruments	-	151	151	(169)	18	**-**
Current liabilities						
Bank overdrafts	(6)	(103)	(109)	(77)	-	**(186)**
Borrowings	(348)	(143)	(491)	321	103	**(67)**
Derivative financial instruments	-	(36)	(36)	(2)	28	**(10)**
	(354)	(282)	(636)	242	131	**(263)**
Non-current liabilities						
Borrowings	(1,704)	(181)	(1,885)	(46)	(150)	**(2,081)**
Finance leases	(53)	-	(53)	1	-	**(52)**
Loan from minority shareholder	(36)	-	(36)	(9)	-	**(45)**
Derivative financial instruments	-	(1)	(1)	-	(1)	**(2)**
	(1,793)	(182)	(1,975)	(54)	(151)	**(2,180)**
	(2,147)	(464)	(2,611)	188	(20)	**(2,443)**
Total net debt	(1,441)	(203)	(1,644)	234	(5)	**(1,415)**

Of which:

Net debt (excluding Sainsbury's Bank)	(1,526)	(203)	(1,729)	198	(5)	**(1,536)**
Sainsbury's Bank	85	-	85	36	-	**121**
	(1,441)	(203)	(1,644)	234	(5)	**(1,415)**

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, fair value of derivatives and obligations under finance leases, less cash and cash equivalents. Sainsbury's Bank derivatives and borrowings, which relate to the working capital of the bank, are excluded from the Group net debt.

Reconciliation of net cash flow to movement in net debt

	2006 £m	2005 £m
Increase in cash and cash equivalents	**142**	135
Decrease in debt	**91**	190
Loans and finance leases disposed of with subsidiaries	**-**	230
Movement in finance leases	**1**	116
Foreign exchange adjustments and other non-cash movements	**(5)**	(24)
Decrease in net debt before impact of IAS 32 and IAS 39	**229**	647
IAS 32 and IAS 39 adjustments to net debt	**(203)**	-
Decrease in net debt in the year	**26**	647
Opening net debt at the beginning of the year	**(1,441)**	(2,088)
Closing net debt at the end of the year	**(1,415)**	(1,441)

13 Explanation of transition to IFRS

This is the first year that the Group has presented its financial statements under IFRS. The last financial statements under UK GAAP were for the 52 weeks ended 26 March 2005 and the date of transition to IFRS was 28 March 2004.

IFRS 1 'First-time Adoption of International Financial Reporting Standards' allows companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the year of transition (i.e. the financial year ended 26 March 2005).

The Group has elected to take the following key exemptions:

(i) IFRS 3 – Business combinations

The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to acquisitions that took place before the date of transition. As a result, the carrying amount of goodwill in the UK GAAP balance sheet at 27 March 2004 is brought forward to the IFRS opening balance sheet without adjustment.

(ii) IAS 19 – Employee benefits - actuarial gains and losses

The Group has elected to recognise all cumulative actuarial gains and losses at the date of transition.

(iii) IAS 21 – Cumulative translation differences

Under IFRS, cumulative translation differences arising on the consolidation of foreign entities are required to be recycled through the income statement when a foreign entity is sold as part of the gain or loss on sale. IFRS 1 allows the Group to not record cumulative translation differences arising before the date of transition. The Group has elected to take this exemption and has brought forward a nil balance in respect of these translation differences.

(iv) IAS 32 and IAS 39 – Financial instruments

The Group has taken the option to defer the implementation of IAS 32 and IAS 39 to the financial year ended 25 March 2006. Therefore, financial instruments continue to be accounted for and presented in accordance with UK GAAP for the year ended 26 March 2005.

(v) IAS 16 – Valuation of properties

The Group has elected to treat the revalued amount of properties at 28 March 2004 as deemed cost as at that date and will not revalue properties for accounting purposes in the future.

(vi) IFRS 2 – Share-based payment

IFRS 1 provides an exemption which allows entities to only apply IFRS 2 'Share-based Payment' to share-based payment awards granted after 7 November 2002. The Group has not taken this exemption but has elected to apply IFRS 2 to share options granted before 7 November 2002. The fair value of those options has been published on our website www.j-sainsbury.co.uk on 26 April 2005.

Reconciliations between UK GAAP and IFRS

Set out below are the UK GAAP to IFRS equity reconciliations for the Group at 28 March 2004 (date of transition) and 26 March 2005 (last financial statements under UK GAAP) and profit reconciliation for the 52 weeks ended 26 March 2005.

Subsequent to the IFRS transition announcement made on 16 June 2005 (please visit our website www.j-sainsbury.co.uk for more details), further adjustments have been made to the reconciliations as set out below:

- Leases with predetermined, fixed rental increases (reconciling item note (c));
- Retirement benefit obligations –inclusion of unfunded pension liability (reconciling item note (d));
- Cash and cash equivalents (reconciling item note (m)); and
- Revaluation reserve (reconciling item note (n)).

Group reconciliations
Reconciliation of equity at 28 March 2004 (date of transition)

	Note	UK GAAP £m	Adjustments £m	IFRS £m
Non-current assets				
Property, plant and equipment	(a), (g), (j), (l)	8,214	(881)	7,333
Intangible assets	(g), (l)	208	(74)	134
Investments	(l)	30	(10)	20
Amounts due from Sainsbury's Bank customers		1,166	-	1,166
		9,618	(965)	8,653
Current assets				
Inventories	(l)	753	(156)	597
Trade and other receivables	(l)	394	(74)	320
Amounts due from Sainsbury's Bank customers and other banks		969	-	969
Investments	(m)	228	(19)	209
Cash and cash equivalents	(l), (m)	545	(32)	513
		2,889	(281)	2,608
Non-current assets held for sale	(l)	-	1,232	1,232
		2,889	951	3,840
Total assets		12,507	(14)	12,493
Current liabilities				
Trade and other payables	(k), (l)	(2,161)	460	(1,701)
Amounts due to Sainsbury's Bank customers		(2,200)	-	(2,200)
Short term borrowings		(403)	-	(403)
Taxes payable		(115)	-	(115)
		(4,879)	460	(4,419)
Non-current liabilities held for sale	(d), (l)	-	(493)	(493)
		(4,879)	(33)	(4,912)
Net current liabilities		(1,990)	918	(1,072)
Non-current liabilities				
Other payables	(b), (c)	(25)	(21)	(46)
Long term borrowings	(a), (l)	(2,196)	168	(2,028)
Deferred income tax liability		(234)	213	(21)
Provisions	(d), (e)	(74)	-	(74)
Retirement benefit obligations	(d)	-	(672)	(672)
		(2,529)	(312)	(2,841)
Net assets		5,099	(359)	4,740
Equity				
Called up share capital		486	-	486
Share premium account		1,438	-	1,438
Other reserves	(n)	22	(22)	-
Retained earnings		3,072	(337)	2,735
Equity shareholders' funds		5,018	(359)	4,659
Minority interests		81	-	81
Total equity		5,099	(359)	4,740

Reconciliation of profit for the 52 weeks ended 26 March 2005

	Note	UK GAAP (1) £m	Adjustments £m	IFRS £m
Continuing operations				
Revenue	(l)	15,409	(207)	15,202
Cost of sales	(c), (d), (f), (l)	(14,722)	178	(14,544)
Gross profit		687	(29)	658
Administrative expenses	(a), (b), (f), (h), (j), (l)	(850)	20	(830)
Other income		21	-	21
Operating loss		(142)	(9)	(151)
Finance income	(d)	33	11	44
Finance costs	(a)	(129)	(3)	(132)
Share of post-tax profit from joint ventures		1	-	1
Loss before taxation		(237)	(1)	(238)
Analysed as:				
Underlying profit before tax from continuing operations (2)		254	(16)	238
Business Review and Transformation operating costs	(j)	(507)	10	(497)
Profit on sale of properties		21	-	21
Goodwill amortisation	(h)	(5)	5	-
		(237)	(1)	(238)
Income tax credit		50	1	51
Loss from continuing operations		(187)	-	(187)
Discontinued operations				
Profit attributable to discontinued operations	(d), (i), (l)	252	123	375
Profit for the financial year		65	123	188
Attributable to:				
Equity holders of the parent		61	123	184
Minority interests		4	-	4
		65	123	188

(1) £4 million of interest incurred by Sainsbury's Bank for the 52 weeks to 26 March 2005 has been reclassified from cost of sales to finance income/costs, in order to be consistent with the treatment in the current period. This adjustment does not impact underlying or statutory profit before tax.

(2) Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In this financial year, these one off items were the Business Review and Transformation costs.

Reconciliation of equity at 26 March 2005

	Note	UK GAAP £m	Adjustments £m	IFRS £m
Non-current assets				
Property, plant and equipment	(a), (g), (j)	7,154	(78)	7,076
Intangible assets	(g), (h)	125	78	203
Investments		20	-	20
Amounts due from Sainsbury's Bank customers		1,331	-	1,331
		8,630	-	8,630
Current assets				
Inventories		559	-	559
Trade and other receivables		319	-	319
Amounts due from Sainsbury's Bank customers and other banks		1,227	-	1,227
Investments	(m)	114	(24)	90
Cash and cash equivalents	(m)	682	24	706
		2,901	-	2,901
Non-current assets held for sale		87	-	87
		2,988	-	2,988
Total assets		11,618	-	11,618
Current liabilities				
Trade and other payables	(k)	(2,188)	95	(2,093)
Amounts due to Sainsbury's Bank customers and other banks		(2,464)	-	(2,464)
Short term borrowings		(354)	-	(354)
Taxes payable		(55)	-	(55)
		(5,061)	95	(4,966)
Net current liabilities		(2,073)	95	(1,978)
Non-current liabilities				
Other payables	(b), (c)	(4)	(27)	(31)
Amounts due to Sainsbury's Bank customers and other banks		(22)	-	(22)
Long term borrowings	(a)	(1,740)	(53)	(1,793)
Deferred income tax liability		(173)	172	(1)
Provisions	(d), (e)	(159)	2	(157)
Retirement benefit obligations	(d)	-	(536)	(536)
		(2,098)	(442)	(2,540)
Net assets		4,459	(347)	4,112
Equity				
Called up share capital		620	-	620
Share premium account		761	-	761
Capital redemption reserve		547	-	547
Other reserves	(d), (n)	19	68	87
Retained earnings		2,427	(415)	2,012
Equity shareholders' funds		4,374	(347)	4,027
Minority interests		85	-	85
Total equity		4,459	(347)	4,112

Explanation of reconciling items between UK GAAP and IFRS

(a) Capitalisation of building leases
Under UK GAAP, the Group recognised finance leases under the recognition criteria set out in SSAP 21. Although the accounting treatment of finance leases remains largely the same under IFRS, the application of IAS 17 'Leases' results in the building element of a number of property leases being classified as finance leases. The impact on the Group's financial statements is set out below:

- The Group's IFRS opening balance sheet at 28 March 2004 includes additional property, plant and equipment of £37 million and additional finance lease obligations (long term borrowings) of £53 million resulting in a reduction in net assets of £11 million after deferred tax of £5 million.

- The main impact on the income statement is that the operating lease payment charged to operating profit under UK GAAP is replaced with a depreciation charge on the finance lease asset and a financing charge on the obligation. The pre-tax impact on the income statement for the 52 weeks to 26 March 2005 is a reduction in administrative expenses of £2 million and an increase in finance costs of £3 million. This results in a net charge of £1 million (£1 million after deferred tax).

- The Group's IFRS balance sheet at 26 March 2005 includes additional property, plant and equipment of £36 million and additional finance lease obligations (long term borrowings) of £53 million resulting in a reduction in net assets of £12 million after deferred tax of £5 million.

(b) Lease incentives
Under UK GAAP, rent-free periods were recognised over the period to the first market rent review. Under IAS 17, these are amortised over the term of the lease. The impact on the Group's financial statements is set out below:

- The Group's IFRS opening balance sheet at 28 March 2004 includes additional deferred income of £4 million, resulting in a reduction in net assets of £3 million after deferred tax.

- The pre-tax impact on the income statement for the 52 weeks to 26 March 2005 is an increase in administrative expenses of £2 million (£1 million after deferred tax).

- The Group's IFRS balance sheet at 26 March 2005 includes additional deferred income of £6 million, resulting in a reduction in net assets of £4 million after deferred tax.

(c) Leases with predetermined, fixed rental increases
Comments by IFRIC have indicated that under IFRS it is necessary to account for leases with predetermined, fixed rental increases on a straight-line basis over the life of the lease. Under UK GAAP, the Group accounted for these rental increases in the year they arose.

The impact on the Group's financial statements is set out below:

- The impact of this change at the date of transition 28 March 2004 is an addition of deferred income (non-current) of £17 million, resulting in a reduction in net assets of £12 million after deferred tax.

- The pre-tax impact on the income statement for the 52 weeks to 26 March 2005 is an increase in cost of sales of £4 million (£3 million after deferred tax).

- The Group's IFRS balance sheet at 26 March 2005 includes additional deferred income (non-current) of £21 million, resulting in a reduction in net assets of £15 million after deferred tax.

(d) Pensions
The Group applied the provisions of SSAP 24 under UK GAAP and provided detailed disclosure under FRS 17 in accounting for pensions. Under IFRS, the Group's balance sheet reflects the assets and liabilities of the Group's defined benefit schemes. As allowed in the amendment to IAS 19 'Employee Benefits' (December 2004), the Group has elected to recognise all cumulative actuarial gains and losses through the statement of recognised income and expense.

- The Group's opening balance sheet at 28 March 2004 reflects the liabilities of the defined benefit schemes, with a total gross deficit of £715 million. This liability represents a gross deficit of £665 million relating to the UK defined benefit pension schemes and £50 million relating to the US supermarkets business, Shaw's.

  The gross deficit relating to the UK defined benefit pension schemes of £665 million is shown together with £7 million of unfunded pension liabilities, previously recorded within provisions under UK GAAP.

  The net pension deficit relating to Shaw's of £30 million (£50 million gross deficit before deferred tax of £20 million – calculated at the US corporate tax rate of 40 per cent) has been transferred as part of the sale of Shaw's and has been included under 'Non-current liabilities held for sale' in the IFRS balance sheet at 28 March 2004 (note (l)).

- The income statement adjustment for the 52 weeks to 26 March 2005 is a small increase in cost of sales of £2 million and a reduction in finance costs of £11 million, resulting in a net credit of £9 million (£6 million after deferred tax). The annual charge through the income statement is lower under IAS 19 than under SSAP 24 because the SSAP 24 charge included additional contributions to amortise the £161 million actuarial deficit identified in March 2003. The calculation of the IAS 19 income statement charge does not include these contributions.

  In addition, the net pension deficit of £30 million relating to Shaw's has been transferred as part of the sale of Shaw's with the effect of increasing the reported gain on sale. This is recorded as an increase in the 'Profit attributable to discontinued operations' in the income statement for the 52 weeks to 26 March 2005.

- The Group's IFRS balance sheet at 26 March 2005 reflects the gross deficit of £527 million relating to the UK defined benefit pension schemes and £9 million of unfunded pension liabilities, previously recorded within provisions under UK GAAP.

  The gross actuarial gain of £128 million and its associated deferred tax impact of £38 million (net actuarial gain of £90 million) has been recognised in the statement of recognised income and expense for the 52 weeks to 26 March 2005.

  The following table summarises the movement in the deficit described above:

	£m
IAS 19 gross pension deficit at 28 March 2004	(715)
Current service cost	(75)
Past service cost	(8)
Gain due to curtailments	1
Total service costs and curtailments	(82)
Finance income	11
Contributions	81
Shaw's pensions settlements	50
Gross actuarial gains	128
IAS 19 gross pension deficit at 26 March 2005	(527)
Unfunded pension liability previously recorded within provisions	(9)
Total gross pension deficit	(536)
Deferred tax asset	161
Net pension deficit at 26 March 2005	(375)

(e) Other employee benefits

Under UK GAAP no provision was made for long-service awards. Under IAS 19, the costs of long-service awards are accrued over the period the service is provided by the employee.

- A provision for long-service awards is included in the opening IFRS balance sheet at 28 March 2004 to the value of £7 million (£5 million after deferred tax).

- There is no income statement charge in respect of this provision for the 52 weeks to 26 March 2005 and the provision for long-service awards remains at £7 million (£5 million after deferred tax) in the Group's IFRS balance sheet at 26 March 2005.

(f) Share-based payment

IFRS 2 'Share-based Payment' requires that an expense for share-based payments, including SAYE schemes, be recognised in the financial statements based on their fair value at the date of grant. The expense is recognised over the vesting period of the scheme.

The additional pre-tax charge arising from the adoption of IFRS 2 on the Group's income statement for the 52 weeks to 26 March 2005 is £8 million (cost of sales: £5 million; administrative expenses: £3 million), resulting in a net charge of £7 million after deferred tax. The adjustment is comparatively low because the executive share options granted since 2002 are unlikely to vest and as a result there is no charge relating to these awards.

(g) Software capitalisation

Under UK GAAP, software was included within tangible fixed assets. Under IFRS, software is reclassified from tangible fixed assets and recorded within intangible assets.

The balance sheet reclassification amounts to £86 million at date of transition 28 March 2004 and £74 million at 26 March 2005. There is no income statement impact.

(h) Goodwill

Previously goodwill on acquisitions was capitalised and amortised over its useful economic life. Under IFRS, amortisation is no longer charged, instead goodwill is tested for impairment annually and again where indicators are deemed to exist. Goodwill is carried at cost less accumulated impairment losses.

The impact on the Group's financial statements is set out below:

- The goodwill amortisation charge for the 52 weeks to 26 March 2005 under UK GAAP of £5 million (including £1 million of goodwill amortisation relating to Shaw's) reverses in the IFRS accounts. No impairment charge relating to acquired goodwill has been recognised as at 26 March 2005.

- The impact on the Group's IFRS balance sheet at 26 March 2005 is to increase the goodwill balance by £4 million, resulting in an increase in net assets of £4 million.

(i) Goodwill – Sale of Shaw's

Under UK GAAP, goodwill previously set off against reserves was recycled on the sale of the entity to which it related. However, this 'recycling' is not permitted under IFRS. As a result, the goodwill recycled upon disposal of the US supermarkets business, Shaw's is reversed, resulting in an increase of £86 million to the gain on sale. This is recorded as an increase in the 'Profit attributable to discontinued operations' on the face of the income statement for the 52 weeks to 26 March 2005.

(j) Impairment of non-financial assets

Under IFRS, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs. For tangible and intangible assets, excluding goodwill, the CGU is deemed to be each trading store. For goodwill, the CGU is deemed to be each retail chain of stores acquired.

- As at the opening balance sheet date, 28 March 2004, 27 stores were deemed to be impaired, resulting in an impairment loss of £51 million (£44 million after deferred tax) for property, plant and equipment. This total includes the 13 stores that the Group announced would be closed as part of the Business Review.

- A similar impairment review was performed for the 52 weeks to 26 March 2005 and no further impairment was deemed necessary. However, as a result of the above IFRS impairment adjustment at transition date, £11 million (£9 million after deferred tax) of UK GAAP depreciation charges and write-down costs relating to those impaired stores is reversed for the 52 weeks to 26 March 2005.

- The impact on the Group's IFRS balance sheet at 26 March 2005 is an impairment loss of £40 million (£35 million after deferred tax) for property, plant and equipment.

The following table summarises the adjustments made to the opening impairment value:

	£m
IFRS impairment at 28 March 2004	(51)
Reversal of UK GAAP depreciation and additions on impaired stores	1
Reversal of the October 2004 Business Review costs relating to the write-down of those stores impaired under IFRS. These costs were treated as exceptional items under UK GAAP.	10
	11
IFRS impairment at 26 March 2005	(40)
Deferred tax	5
Reduction in net assets at 26 March 2005	(35)

(k) Dividends

Under UK GAAP, dividends were recognised in the period to which they relate. IFRS requires that dividends be recognised as a liability when they are declared (i.e. approved by shareholders or, in the case of interim dividends, when paid).

Accordingly, the accrued final dividends of £218 million for the 2004 financial year and £95 million for the 2005 financial year are reversed in the balance sheets at 28 March 2004 and 26 March 2005 respectively. The 2004 final dividend of £218 million is recognised directly as an appropriation of retained earnings in the balance sheet at 26 March 2005.

(l) Discontinued operations

Under IFRS, assets and liabilities of disposal groups are shown separately on the balance sheet. This has the effect of having a single line 'Non-current assets held for sale' represent the total assets of disposals groups and a single line 'Non-current liabilities held for sale' represent the total liabilities of disposal groups.

Similarly, the results of discontinued operations are shown in the income statement separately from continuing operations. This has the effect of having one line representing the trading profit of discontinued operations and any gain or loss on sale. This is a re-presentation and there is no impact on the total Group profit after tax as presented under UK GAAP.

The change in presentation on the Group's IFRS financial statements is set out below:

- At the date of transition 28 March 2004, the Group held a disposal group relating to the US supermarkets business, Shaw's. As a result, the assets and liabilities of Shaw's are excluded from the Group's assets and liabilities and are shown separately in the balance sheet. The following table summarises the change in presentation in the balance sheet at 28 March 2004:

	£m
Property, plant and equipment	781
Intangible assets	160
Other investments	10
Inventories	156
Trade and other receivables	74
Cash and cash equivalents	51
Total assets	1,232
Represented by:	
Non-current assets held for sale	1,232
Trade and other payables	(242)
Long term borrowings	(221)
	(463)
Net pension scheme deficit (note (d))	(30)
Total liabilities	(493)
Represented by:	
Non-current liabilities held for sale	(493)

- The results of Shaw's have been excluded from the Group's income statement for the 52 weeks to 26 March 2005 as follows:

	£m
Revenue	207
Cost of sales	(189)
Gross profit	18
Administrative expenses	(8)
Operating profit	10
Analysed as:	
Underlying profit before tax from continuing operations	11
Goodwill amortisation	(1)
	10
Income tax expense	(3)
Profit from discontinued operations	7
Net pension scheme deficit (note (d))	30
Goodwill – sale of Shaw's (note (i))	86
Total adjustment to profit attributable to discontinued operations	123

(m) Cash and cash equivalents

The definition of cash and cash equivalents under IFRS resulted in certain current assets being reclassified from investments to cash equivalents.

The balance sheet reclassification amounts to £19 million at date of transition 28 March 2004 and £24 million at 26 March 2005. There is no income statement impact.

(n) Revaluation reserve

Under IFRS, deferred tax is accounted for on the basis of taxable temporary differences between the tax base and accounting base of assets and liabilities. As a result, an additional deferred tax liability of £7 million arising from the revaluation reserve of £22 million has been recognised in the IFRS balance sheets at 28 March 2004 and 26 March 2005.

In addition, the Group has elected to treat the revalued amount of properties as deemed cost at date of transition 28 March 2004 and will not revalue for accounting purposes in the future. As a result, the revaluation reserve of £22 million under UK GAAP has been transferred directly to retained earnings in the Group's IFRS balance sheets at 28 March 2004 and 26 March 2005.

14 First time adoption of IAS 32 and IAS 39

The Group has adopted IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' with effect from 27 March 2005. The Group has taken the exemption available in IFRS 1 'First-time Adoption of International Financial Reporting Standards' not to restate comparatives for both IAS 32 and IAS 39.

The adjustments to the opening balance sheets at 27 March 2005 are as follows:

	IFRS 27 March 2005 £m	IAS 32 adjustments £m	IAS 39 adjustments £m	IFRS 27 March 2005 £m
Non-current assets				
Property, plant and equipment	7,076	-	-	7,076
Intangible assets	203	-	-	203
Investments	20	(10)	-	10
Available-for-sale financial assets	-	10	85	95
Amounts due from Sainsbury's Bank customers	1,331	-	-	1,331
Derivative financial instruments	-	-	154	154
	8,630	-	239	8,869
Current assets				
Inventories	559	-	-	559
Trade and other receivables	319	-	(20)	299
Amounts due from Sainsbury's Bank customers and other banks	1,227	-	(2)	1,225
Available-for-sale financial assets	-	90	-	90
Derivative financial instruments	-	-	7	7
Investments	90	(90)	-	-
Cash and cash equivalents	706	103	-	809
	2,901	103	(15)	2,989
Non-current assets held for sale	87	-	-	87
	2,988	103	(15)	3,076
Current liabilities				
Trade and other payables	(2,093)	-	68	(2,025)
Amounts due to Sainsbury's Bank customers and other banks	(2,464)	-	-	(2,464)
Short term borrowings	(354)	(236)	(10)	(600)
Derivative financial instruments	-	-	(36)	(36)
Taxes payable	(55)	-	-	(55)
	(4,966)	(236)	22	(5,180)
Non-current liabilities				
Other payables	(31)	-	-	(31)
Amounts due to Sainsbury's Bank customers and other banks	(22)	-	-	(22)
Long term borrowings	(1,793)	-	(181)	(1,974)
Derivative financial instruments	-	-	(3)	(3)
Deferred income tax liability	(1)	-	(7)	(8)
Provisions	(157)	-	-	(157)
Retirement benefit obligations	(536)	-	-	(536)
	(2,540)	-	(191)	(2,731)
Net assets	4,112	(133)	55	4,034
Equity				
Called up share capital	620	(133)	-	487
Share premium account	761	1	-	762
Capital redemption reserve	547	-	-	547
Other reserves	87	-	71	158
Retained earnings	2,012	(1)	(16)	1,995
Equity shareholders' funds	4,027	(133)	55	3,949
Minority interests	85	-	-	85
Total equity	4,112	(133)	55	4,034

Under IAS 39 all of the Group's derivative financial instruments are measured at fair value and recognised on the balance sheet. Where the instruments are part of a qualifying hedge relationship the carrying amount of the hedged item is adjusted by the change in fair value that reflects the designated hedged risk.

The Group chooses not to hedge account for certain interest rate and cross currency swaps. In these cases the difference between the previously reported carrying value and the fair value of the derivative financial instrument has been recognised directly in opening retained earnings. The difference between the previously reported carrying value and the fair value of the hedged item that reflects the designated hedged risk has also been recognised directly in opening retained earnings and will be fully amortised through the income statement by maturity.

A portion of the Group's interest rate swaps do not qualify as hedging instruments under IAS 39. At the date of transition the difference between the previously reported carrying value and the fair value of these swaps was £23 million (£16 million after deferred tax) and has been recognised directly in opening retained earnings. Movements in the fair value of these instruments are recognised in the income statement.

In addition, upon adoption of IAS 39, an available-for-sale financial asset of £85 million relating to the Group's beneficial interest in a property investment pool has been recognised, with the corresponding credit made to reserves. This asset will be held at fair value with any fair value movements taken to reserves.

The majority of the Group's bank accounts are pooled in an offset arrangement for the purpose of charging interest. Under IAS 32 financial assets and financial liabilities must be separately disclosed. The effect of grossing up the Group bank accounts at 27 March 2005 is to increase overdrafts and cash at bank by £103 million.

Under IAS 32, the Group must present the B shares, which have previously been included as part of equity, as a current liability. Dividends paid on the B shares are recognised in the income statement as part of finance costs. The carrying value of the B share capital at 27 March 2005 was £133 million.